Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International Announces that Pure Sunfarms Achieves

Full Run-Rate Annual Production at Delta 3 Operation – Performance of

Delta 3 Greenhouse Continues to Meet or Exceed Expectations

– U.S. Outdoor Hemp Production Program Progressing on Plan and Remains on Track to Realize First Sales in 2019 –

– Company to Transition to Domestic Issuer Status in the U.S. –

Vancouver, BC, July 11, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX:VFF; NASDAQ:VFF) today announced that its 50%-owned joint venture for large-scale, low-cost, high-quality cannabis production, Pure Sunfarms, has, on schedule, achieved full run-rate production of 75,000 kilograms of dried cannabis annually at its 1.1 million square foot Delta 3 greenhouse in Delta, B.C.

“With the benefit of Village Farms’ 30-plus year track record of successfully developing and operating large-scale greenhouse facilities, Pure Sunfarms’ ramp up to full production of premium, B.C.-grown cannabis has proceeded exceedingly well, and at a remarkable pace,” said Michael DeGiglio, CEO Village Farms. “Quality, yield and cost of production at Pure Sunfarms’ Delta 3 operation continue to meet or exceed our expectations, as they have since commercial production began last year. Importantly, with the advantage of the most experienced growing team in the industry and Village Farms’ continued support, Pure Sunfarms’ production output has not been impacted by crop issues as has been reported to be the case with other Canadian Licensed Producers. Pure Sunfarms is a best-in-class growing operation that is setting the standard for large-scale, high-quality cannabis production in Canada.”

“We look forward to strong growth in revenue and profitability at Pure Sunfarms, driven by the successful ramp to full production at Delta 3. In addition, gross margin will benefit from the start of sales to the Ontario Cannabis Store and other potential retailers following Health Canada’s expected near-term approval to sell directly to provincial/territorial and private retailers, as well as the transition of Pure Sunfarms’ supply agreement with another licensed producer to more favorable terms on January 1, 2020.”

Pure Sunfarms continues to steadily progress on its in-house extraction capabilities, which it expects to be operational this year.

Pure Sunfarms is one of the largest cannabis producers in the world and was profitable in both the fourth quarter of 2018 and first quarter of 2019, during both of which its Delta 3 greenhouse was ramping up and operating at well under full production.

Pure Sunfarms has commenced conversion of its second 1.1 million square foot greenhouse operation, Delta 2, for cannabis production, which will double Pure Sunfarms’ annual output at full production to 150,000 kilograms. Pure Sunfarms expects to complete its first harvest at the Delta 2 facility by mid-2020, ramp to full run rate annual production by the fourth quarter of 2020, and operate at full production of 75,000 throughout 2021.

U.S. Outdoor Hemp Production Program on Track to Realize First Sales in 2019

Village Farms also announced that its program for outdoor cultivation of high-cannabidiol (CBD) hemp and CBD extraction is progressing on plan. The Company’s joint venture for hemp production and processing in the Eastern U.S., Village Fields Hemp, has planted out nearly 600 acres in Virginia, North Carolina and South Carolina and expects to begin harvesting in August of this year, with initial sales of hemp biomass to commence in the fourth quarter of 2019. Village Fields Hemp is now well advanced in planning and engineering work to establish its centralized extraction operations, which will be based in Georgia. Village Fields extraction operations are expected to be operational in the first quarter of 2020.

In addition, the Company’s joint venture for hemp production and processing in Colorado, Arkansas Valley Green and Gold Hemp, has planted out 120 acres and expects to begin harvesting in October 2019. The Company continues to expect Arkansas Valley Green and Gold Hemp to have extraction operations in place and begin processing crude CBD oil in early 2020.

In anticipation of beginning large-scale outdoor hemp production this year, Village Farms secured sufficient quantities of hemp seed early in 2019 to enable production at its planned scale.

“Our outdoor hemp cultivation program is well underway and remains on track to realize its first sales from biomass this year and from crude CBD oil early next year as we quickly move into the development and manufacture of our own CBD products,” said Mr. DeGiglio. “The rapid roll out of our program is a major step forward in the pursuit of our goal to become a vertically integrated consumer packaged goods supplier of CBD products to “big box” and other major retailers, as well as to other consumer packaged goods companies.”

Conversion of Permian Basin Greenhouse for Hemp Production and CBD Extraction Steadily Advancing

Village Farms continues the conversion of half of its 1.3 million square foot Permian Basin greenhouse operation in West Texas for hemp production and CBD extraction. The Company expects the Permian Basin facility to be ready for hemp production in the fourth quarter of 2019, with extraction operations to be added in the existing facility in early 2020.

“We are closely monitoring developments as the Texas Department of Agriculture proceeds towards establishing a licensing and regulatory framework for hemp cultivation and processing and continue to expect our Permian Basin greenhouse to be ready to begin hemp production as soon as we are permitted to do so under Texas legislation,” said Mr. DeGiglio.

Transition from Foreign Private Issuer Status to Domestic Issuer Status in the U.S.

Village Farms also announced that since more than 50% of the Company’s common shares were directly or indirectly owned of record by shareholders domiciled in the United States on June 28, 2019 (actual U.S. ownership was 61% at the close of business on June 28th), Village Farms no longer meets the definition of a “foreign private issuer” under the U.S. Securities Exchange Act of 1934.

As a result of becoming a U.S. domestic issuer, the Company will be subject to SEC reporting requirements applicable to a U.S. domestic company, beginning on January 1, 2020. The Company remains eligible to use the forms and rules applicable to foreign private issuers until December 31, 2019. These U.S. reporting requirements will require the Company’s financial statements and financial data to be presented under U.S. GAAP. While the full extent of the changes resulting from the transition to U.S. GAAP reporting has not yet been finalized, the Company has determined that it will report a Biological Asset under U.S. GAAP using historical cost rather than fair value, which is required under IFRS. The Company will continue to report its second and third quarters of 2019 using IFRS and will file its first Form 10-K with the SEC in March 2020 using U.S. GAAP for its year ended December 31, 2019 results. In addition, Village Farms will be required to file quarterly reports (10-Q) and current reports (8-K) with the SEC, starting in 2020, as well as comply with all the U.S. reporting and internal control standards applicable to an accelerated filer. Although the Company will become a U.S. registrant with the SEC, it will continue to be a Canadian corporation.

Village Farms’ shareholders are not required to take any action as a result of the Company’s transition to U.S. domestic issuer status and the Company’s shares will continue to be listed on both the Toronto Stock Exchange and Nasdaq under the symbol “VFF”.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws, Village Farms has established two joint ventures, Village Fields Hemp and Arkansas Valley Green and Gold Hemp, for outdoor hemp cultivation and CBD extraction and is pursuing controlled environment hemp production at a portion of its Texas greenhouse operations, which total 5.7 million square feet of production area.

Contact Information

Lawrence Chamberlain

Investor Relations

LodeRock Advisors

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com